The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600



RECEIVED
2007 MAY -2 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 27, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Joint redevelopment project including Tokyo headquarter building of The Sumitomo Trust & Banking Co., Ltd. and consolidation of its main offices located in Tokyo

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

April 27, 2007

The Sumitomo Trust & Banking Co., Ltd.

RECEIVED
2007 MAY -2 A 7:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Joint redevelopment project including Tokyo headquarter building of The Sumitomo Trust & Banking Co., Ltd. and consolidation of its main offices located in Tokyo

The Sumitomo Trust & Banking Co., Ltd. ("STB") decided to participate in the joint redevelopment project of the land property, where its Tokyo headquarter building and adjacent buildings are located ("Joint Redevelopment Project"), with Mitsubishi Estate Co., Ltd. ("MEC"), Mitsubishi UFJ Trust and Banking Corporation ("MUTB"), and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (collectively, "Partners"). Prior to Joint Redevelopment Project, STB had started a plan to consolidate its several main offices located in the center of Tokyo.

1. Background of Joint Redevelopment Project
   (1) STB had considered alternatives to realize a better and higher use of its Tokyo headquarter building as the core of its businesses in Tokyo metropolitan area, while financially STB off-balanced the building via securitization in March 2002 and repurchased it in the second half of FY2006.
   (2) While considering the alternatives, STB received a proposal from MEC, which originally planned to reconstruct the adjacent Togin Building. Expanding the development area, the proposed Joint Redevelopment Project included STB's Tokyo headquarter building, Tokyo Office Building of MUTB, and Togin Building. STB and Partners had discussed Joint Redevelopment Project since.
   (3) Concluding that Joint Redevelopment Project should contribute to the convenience of Marunouchi area, improve the functionality of office buildings, and enhance the value of assets, STB decided to participate in Joint Redevelopment Project.

2. Outline of Joint Redevelopment Project and consolidation of main offices
   (1) Joint Redevelopment Project plans to demolish STB's Tokyo headquarter building, Tokyo Office Building of MUTB, and Togin Building and to jointly construct a new building ("New Joint Building") in the property. Joint Redevelopment Project is expected to start in FY2008 and to complete in FY2011, subject to regulatory approval.
   (2) As Joint Redevelopment Project will start in FY2008, STB plans to relocate Tokyo Business Department temporarily to Yaesu Office Building through necessary procedure of the relevant authorities.
   (3) Prior to the beginning of Joint Redevelopment Project, in the second half of FY2007, STB will consolidate its several main offices to GranTokyo South Tower, which is currently under construction and is located near the Yaesu South Entrance of JR Tokyo Station.
   (4) After completion of Joint Redevelopment Project, STB will further consolidate and realign the functionality of its main offices in two core buildings: GranTokyo South Tower and New Joint Building. As a result of this consolidation and realignment, STB intends to enhance the efficiency and cohesiveness of the organization so as to respond more timely and effectively to ever diversifying needs of customers.

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

April 27, 2007

The Sumitomo Trust & Banking Co., Ltd.

RECEIVED
2007 MAY -2 A 7:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Agreement regarding business alliances between Tokai Tokyo Securities group and Sumitomo Trust & Banking group

The Sumitomo Trust & Banking Co., Ltd. ("STB") reached an agreement today with Tokai Tokyo Securities Co., Ltd. ("TTS") that STB group would participate in TTS's establishment of a new consulting company ("New Company") aiming at customers, such as affluent individuals and business owners, in Nagoya metropolitan area by way of capital investment and personnel assignment and that New Company, TTS group, and STB group would coordinate business alliances, subject to regulatory approval.

1. Background and purpose of the alliance

To meet a wide range of needs of its clients, serving as the "Top quality trust bank group" which values customers' interest first, STB group has effectively and strategically extended capital investments and business alliances to expand its customer franchise and business networks.

Aiming to become "Premium house" which offers high-quality products and services, TTS group has actively promoted capital investments and business alliances so as to develop a one-stop shopping framework equipped with well-assorted financial services, which could meet various needs of customers such as affluent individuals and business owners.

Sharing the above goal, STB group and TTS group intend to seek satisfaction from customers with diversified interests in Nagoya metropolitan area by providing consultation services through New Company, which covers asset management, estate inheritance, business succession, real estate brokerage and consulting.

Moreover, STB group and TTS group would strengthen each competitiveness and profitability by mutually expanding products, services, and expertise through their business alliances in both individual and corporate businesses.

2. Outline of New Company (Tentative)

(1) Company name	Tokai Tokyo-Sumishin Wealth Partners & Consulting Co., Ltd.
(2) Representative	Representative Director and President (Planned to be assigned from TTS) Representative Director and Deputy President (Planned to be assigned from STB)
(3) Location of head office	Nagoya-shi, Aichi, Japan
(4) Capital	Approximately JPY 500 million
(5) Shareholder	TTS group: more than 85% STB group: less than 15%

	(STB: 5%, Sumishin Realty Co., Ltd.: less than 10%)
(6) Launching of business	First half of FY2007, as early as feasible, subject to regulatory approval
(7) Main area of business	Following services, intended for customers such as affluent individuals and business owners, subject to regulatory approval:

a. Consultation of asset management,
b. Consultation of enterprise management, such as estate inheritance or business succession,
c. Real estate related services,
d. Securities brokerage services,
e. Agency services, representing STB's trust business and auxiliary banking business (*), and
f. Other services in relation to services listed above

(*): Such as will trust, estate settlement service, and stock transfer agency service.

3. Outline of alliance

STB group, TTS group, and New Company plan to coordinate following business alliances:

(1) Between New Company and each group

[From TTS group to New Company]

1. Introduction of TTS group customers

[From New Company to TTS]

2. Exclusive securities brokerage services

[From New Company to STB group]

3. Exclusive agency services, representing STB's trust business and auxiliary banking business
4. Real estate related businesses

(2) Between STB group and TTS group

[From TTS group to STB group]

5. Agency services, representing STB's trust business and auxiliary banking business

[From STB group to TTS group]

6. Introduction of STB group customers


TTS group
STB group
Business Alliance (5. 6.)
Capital Investment (5%)
TTS
STB
Capital Investment (more than 85%)
Business Alliance (1. 2.)
Personnel Assignment
Personnel Assignment
Business Alliance (3. 4.)
Personnel Assignment
New Company
Sumishin Realty
Capital Investment (less than 10%)
Business Alliance (4.)
Business Alliance
Capital Investment
Personnel Assignment

Appendix

Outline of Companies as of September 30, 2006

(1) Company name	Tokai Tokyo Securities Co., Ltd.	The Sumitomo Trust & Banking Co., Ltd.
(2) Representative	Tateaki Ishida, President and CEO	Yutaka Morita, President and CEO
(3) Location of head office	7-1, Kyobashi 1-chome, Chuo-ku, Tokyo	5-33, Kitahama 4-chome, Chuo-ku, Osaka
(4) Date of establishment	June 1929	July 1925
(5) Main area of business	Securities business	Trust and banking
(6) Capital	JPY 36.0 billion	JPY 287.2 billion
(7) Net asset	JPY 102.4 billion	JPY 1,117.7 billion
(8) Total asset	JPY 547.0 billion	JPY 20,689.2 billion
(9) End of fiscal year	March 31	March 31
(10) Number of employees	2,009	5,413

For further information, please contact:
IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354 Fax: +81-3-3286-4654

The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

RECEIVED
2007 MAY -2 A 7:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 27, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice concerning Agreement regarding business alliances between Tokai Tokyo Securities group and Sumitomo Trust & Banking group

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

04/27/07 12:31PM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By 

Name: Matsuura, Toru
Title: Controller

On behalf of:
1) General Manager
2) Sumitomo Trust and Banking co. Ltd
3) Financial Management Department

END